UBS Securities LLC

1285 Avenue of the Americas

New York, New York 10019

May 23, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0504

Attn: Mr. David Orlic

RE:	Angel Oak Financial Strategies Income Term Trust
Registration Statement on Form N-2 (File Nos. 333-225967 and 811-23358)

Dear Mr. Orlic:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “1933 Act”), the undersigned, as representative of the prospective underwriters of the securities covered by the above named Registration Statement, hereby joins in the request of Angel Oak Financial Strategies Income Term Trust for acceleration of the effective date of the above-named Registration Statement so that it becomes effective by 10:00 a.m. Eastern Time, on May 28, 2019 or as soon thereafter as practicable after the filing of Pre-Effective Amendment No. 3 to the Registration Statement.

Sincerely,

UBS SECURITIES LLC

As Representative of the several Underwriters

By:	/s/ Saawan Pathange
Name: Saawan Pathange
Title: Managing Director

By:	/s/ Harris Baltch
Name: Harris Baltch
Title: Executive Director